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                                                                    EXHIBIT 99.1

               [LETTERHEAD FOR BUFFTON CORPORATION APPEARS HERE]


PRESS RELEASE

FOR IMMEDIATE RELEASE:
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               BUFFTON CORPORATION COMMENCES FEDERAL SECURITIES
         LITIGATION AGAINST WARREN G. LICHTENSTEIN, STEEL PARTNERS AND
                         RYBACK MANAGEMENT CORPORATION


     FORT WORTH, TEXAS, April 15, 1997 - Buffton Corporation (ASE-"BFX"), announced today that it has filed a lawsuit in federal court alleging that Warren G. Lichtenstein, Steel Partners, Ryback Management Corporation (an affiliate of the Lindner mutual funds) and certain individuals affiliated with Warren G. Lichtenstein and Steel Partners have violated federal securities laws in connection with their acquisition of Buffton Corporation stock.

     In its complaint, Buffton alleges that Steel Partners has violated Sections 13(d) of the Securities Exchange Act of 1934 by, among other things, filing false and misleading Schedules 13D that failed to disclose Steel Partners' purpose to exercise control over Buffton and that Warren G. Lichtenstein and Steel Partners have been acting in concert with Ryback. The complaint further alleges that Steel Partners and Ryback acquired significant amounts of Buffton Stock while in possession of material, non-public information about the pending sale of Buffton's power quality products business, Current Technology, Inc., and that Ryback has also violated the federal securities laws by failing to file a
Schedule 13D disclosing the full extent of its holdings of Buffton stock and its agreements with Warren G. Lichtenstein and Steel Partners.

     The Buffton complaint seeks, among other things, to have the court require the defendants to file complete and accurate disclosure documents and to prevent the defendants from acquiring additional shares of Buffton stock or voting their unlawfully obtained shares. The complaint also seeks a declaration that the activities of the defendants have triggered provisions in the Buffton shareholder rights
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agreement that entitles shareholders other than the defendants and other members of their group to receive rights to purchase approximately $57 worth of additional Buffton stock for an exercise price of $28.50.

     In making the announcement, Robert H. McLean, Chief Executive Officer of Buffton, stated, "It is unfortunate that, at a time when Buffton is making some very attractive business changes related to our hospitality business and divestment of Current Technology, we are forced to undertake expensive ligitation against a group intent on pursuing their own hidden agenda."

     Buffton Corporation is a diversified group of companies with operations in the Hospitality and Electrical Products industries with shares traded on the American Stock Exchange under the trading symbol "BFX".

For more information, contact:
Robert Korman, Vice President and Chief Financial Officer
226 Bailey Avenue, Suite 101
Fort Worth, Texas  76107
817/332-4761